PS Bottle Shop, LLC

Profit and Loss

January - October, 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023	AUG 2023	SEP 2023	OCT 2023	TOTAL
Income											
Consignment	753.00	799.00	3,950.99	1,106.00	1,125.95	639.00	457.00	947.00	1,024.00	900.00	$11,701.94
DoorDash Sales					60.00						$60.00
EventBrite Income	40.78	325.40	203.10			2,476.52	230.00	75.00	57.04		$3,407.84
Sales of Product Income	564.39	1,869.10	57.00	836.20	189.20	298.68	78.00	-72.00			$3,820.57
Alcoholic Beverages	11,726.00	13,542.00	14,571.55	14,004.00	10,116.00	17,087.69	13,316.83	9,690.06	13,241.47	11,810.82	$129,106.42
Tasting Session	168.00	406.00	602.00	420.00	252.00	140.00	1,040.00	48.00	875.00	548.00	$4,499.00
Total Alcoholic Beverages	**11,894.00**	**13,948.00**	**15,173.55**	**14,424.00**	**10,368.00**	**17,227.69**	**14,356.83**	**9,738.06**	**14,116.47**	**12,358.82**	**$133,605.42**
Clothing	276.00	56.00	220.00	311.00	399.00	472.00	56.00	143.00	230.00	56.00	$2,219.00
Delivery		6.16		8.19				9.58			$23.93
Discounts given	-726.74	-686.17	-826.12	-876.67	-613.51	-2,819.43	-707.43	-1,241.25	-589.75	-879.53	$ -9,966.60
Food Items	3,342.50	4,101.50	4,779.00	3,892.00	2,660.00	3,331.00	4,429.83	3,907.88	4,145.50	4,176.64	$38,765.85
Misc Product Sales	4,434.00	5,002.72	4,876.13	5,624.00	4,431.00	3,544.99	4,182.00	3,124.00	5,081.00	4,708.94	$45,008.78
N/A Beverages	2,891.50	3,150.00	3,736.50	3,971.50	2,671.00	3,153.32	3,574.20	2,614.50	3,580.38	4,985.62	$34,328.52
Services Charges		3.00		3.00				703.00	492.00		$1,201.00
Total Sales of Product Income	**22,675.65**	**27,450.31**	**28,016.06**	**28,193.22**	**20,104.69**	**25,208.25**	**25,969.43**	**18,926.77**	**27,055.60**	**25,406.49**	**$249,006.47**
Wine Club Income	238.50										$238.50
Total Income	**$23,707.93**	**$28,574.71**	**$32,170.15**	**$29,299.22**	**$21,290.64**	**$28,323.77**	**$26,656.43**	**$19,948.77**	**$28,136.64**	**$26,306.49**	**$264,414.75**
Cost of Goods Sold											
Consignment Commission	1,337.20	140.00	289.00	194.25	135.75	311.00	104.00	315.00	299.00	315.00	$3,440.20
Cost of goods sold											$0.00
Equipment rental - COGS	458.00	458.00	458.00	458.00	2,567.00	458.00	810.00	810.00	810.00	810.00	$8,097.00
Supplies & materials - COGS	10,813.35	11,999.93	13,250.23	13,017.41	9,534.11	11,108.43	11,164.26	9,170.50	10,329.91	12,526.29	$112,914.42
Total Cost of goods sold	**11,271.35**	**12,457.93**	**13,708.23**	**13,475.41**	**12,101.11**	**11,566.43**	**11,974.26**	**9,980.50**	**11,139.91**	**13,336.29**	**$121,011.42**
Total Cost of Goods Sold	**$12,608.55**	**$12,597.93**	**$13,997.23**	**$13,669.66**	**$12,236.86**	**$11,877.43**	**$12,078.26**	**$10,295.50**	**$11,438.91**	**$13,651.29**	**$124,451.62**
GROSS PROFIT	**$11,099.38**	**$15,976.78**	**$18,172.92**	**$15,629.56**	**$9,053.78**	**$16,446.34**	**$14,578.17**	**$9,653.27**	**$16,697.73**	**$12,655.20**	**$139,963.13**
Expenses											
Advertising & marketing	240.00	866.25	120.00	401.05		2,655.31	33.43	358.49	260.76	212.34	$5,147.63
Social media	1,080.31	735.89	584.00		539.91	1,457.99	199.40	650.00	475.23	14.77	$5,737.50
Total Advertising & marketing	**1,320.31**	**1,602.14**	**704.00**	**401.05**	**539.91**	**4,113.30**	**232.83**	**1,008.49**	**735.99**	**227.11**	**$10,885.13**
Business licenses											$0.00
Licenses & Permits	949.00				76.30	635.00	300.00	200.00	500.00	1,696.72	$4,357.02
Total Business licenses	**949.00**				**76.30**	**635.00**	**300.00**	**200.00**	**500.00**	**1,696.72**	**$4,357.02**
Cash Over/Short									0.00		$0.00
Commissions & fees	224.25	1,438.00	322.00	371.00	302.00	397.00	127.00	68.00	107.00	150.00	$3,506.25

PS Bottle Shop, LLC

Profit and Loss

January - October, 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023	AUG 2023	SEP 2023	OCT 2023	TOTAL
Construction						4,500.00					$4,500.00
Contract labor	0.00	0.00	4,000.00	6,000.00	7,050.00	200.00	700.00	350.00	0.00	0.00	$18,300.00
Entertainment									250.00		$250.00
Event Sponsorship		150.00		160.35							$310.35
General business expenses											$0.00
Bank fees & service charges	180.00		0.00	15.00		1.39	25.13	25.00	25.00	104.17	$375.69
Memberships & subscriptions	41.99	41.99	111.17	41.99	41.99	41.99	41.99	46.99	226.99	46.99	$684.08
Website Maintenance	76.00	76.00	76.00	200.80	115.00	655.00	115.00	161.34	115.00	55.00	$1,645.14
Total General business expenses	**297.99**	**117.99**	**187.17**	**257.79**	**156.99**	**698.38**	**182.12**	**233.33**	**366.99**	**206.16**	**$2,704.91**
Insurance											$0.00
Business insurance	339.73	339.73	339.73	3,863.41	278.20	637.45	594.40	615.91	615.91	615.92	$8,240.39
Total Insurance	**339.73**	**339.73**	**339.73**	**3,863.41**	**278.20**	**637.45**	**594.40**	**615.91**	**615.91**	**615.92**	**$8,240.39**
Interest paid					17.76	13.01					$30.77
Credit card interest	169.03	135.77	136.41	143.81	148.57	175.36	161.86	167.73	178.49	177.83	$1,594.86
Total Interest paid	**169.03**	**135.77**	**136.41**	**143.81**	**166.33**	**188.37**	**161.86**	**167.73**	**178.49**	**177.83**	**$1,625.63**
Legal & Professional Fees											$0.00
Accounting fees	584.15	822.35	948.35	476.45	819.00	763.10	742.30	887.25	994.50	719.55	$7,757.00
Legal fees	3,797.84	162.98		162.00	206.00		138.07				$4,466.89
Total Legal & Professional Fees	**4,381.99**	**985.33**	**948.35**	**638.45**	**1,025.00**	**763.10**	**880.37**	**887.25**	**994.50**	**719.55**	**$12,223.89**
Office expenses											$0.00
Merchant account fees	714.59	906.26	942.94	914.01	806.88	1,020.79	774.89	847.50	906.63	1,025.23	$8,859.72
Melio Credit card fee	10.50	15.00	3.00	9.00	6.00	6.00	12.00	3.00	6.00	4.50	$75.00
Total Merchant account fees	**725.09**	**921.26**	**945.94**	**923.01**	**812.88**	**1,026.79**	**786.89**	**850.50**	**912.63**	**1,029.73**	**$8,934.72**
Office supplies	0.00	60.12	61.17	29.91	97.30	26.53	58.15	24.56	120.30		$478.04
Shipping & postage	2.61			20.66	7.08	13.03				9.65	$53.03
Small tools & equipment					138.84	648.08					$786.92
Software & apps	369.56	366.56	369.95	399.95	239.95	409.92	200.43	167.46	165.56	265.98	$2,955.32
Total Office expenses	**1,097.26**	**1,347.94**	**1,377.06**	**1,373.53**	**1,296.05**	**2,124.35**	**1,045.47**	**1,042.52**	**1,198.49**	**1,305.36**	**$13,208.03**
Payroll expenses											$0.00
Payroll taxes	168.06	147.01	232.81	193.92	207.26	251.69	264.99	331.59	274.74	267.52	$2,339.59
Salaries & wages	1,430.28	1,251.00	1,981.54	1,650.40	2,116.26	2,963.34	3,079.98	3,575.52	2,899.08	3,006.72	$23,954.12
Total Payroll expenses	**1,598.34**	**1,398.01**	**2,214.35**	**1,844.32**	**2,323.52**	**3,215.03**	**3,344.97**	**3,907.11**	**3,173.82**	**3,274.24**	**$26,293.71**
Rent											$0.00
Building & land rent	3,500.00	3,500.00	3,500.00	3,500.00	3,500.00	5,460.00	7,700.00	7,700.00	7,700.00	7,700.00	$53,760.00
Equipment rental						200.00					$200.00

PS Bottle Shop, LLC

Profit and Loss

January - October, 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023	AUG 2023	SEP 2023	OCT 2023	TOTAL
Storage	409.00	409.00	409.00	450.00	409.00	450.00	450.00				$2,986.00
Total Rent	**3,909.00**	**3,909.00**	**3,909.00**	**3,950.00**	**3,909.00**	**6,110.00**	**8,150.00**	**7,700.00**	**7,700.00**	**7,700.00**	**$56,946.00**
Repairs & maintenance					82.45	110.47					$192.92
Research and Development				52.14		25.87					$78.01
Supplies											$0.00
Supplies & materials	1,356.29	898.21	1,002.57	533.43	6,128.42	3,344.46	1,938.22	581.56	1,077.73	2,478.97	$19,339.86
Total Supplies	**1,356.29**	**898.21**	**1,002.57**	**533.43**	**6,128.42**	**3,344.46**	**1,938.22**	**581.56**	**1,077.73**	**2,478.97**	**$19,339.86**
Taxes paid	70.45										$70.45
Travel											$0.00
Airfare			27.00		571.40						$598.40
Hotels	158.68			681.23	1,458.46	15.00				493.35	$2,806.72
Travel Meals					139.88						$139.88
Meals with clients									12.56		$12.56
Meals-50%	26.18	116.82		60.39	351.09	142.80					$697.28
Team meals						429.55			107.45	100.00	$637.00
Total Travel Meals	**26.18**	**116.82**		**60.39**	**490.97**	**572.35**			**120.01**	**100.00**	**$1,486.72**
Vehicle rental					101.56				241.96		$343.52
Total Travel	**184.86**	**116.82**	**27.00**	**741.62**	**2,622.39**	**587.35**			**120.01**	**835.31**	**$5,235.36**
Utilities											$0.00
Phone service		62.90	120.76	70.07	75.53	113.44	94.55	94.54	94.54	94.54	$820.87
Total Utilities		**62.90**	**120.76**	**70.07**	**75.53**	**113.44**	**94.55**	**94.54**	**94.54**	**94.54**	**$820.87**
Total Expenses	**$15,898.50**	**$12,501.84**	**$15,288.40**	**$20,400.97**	**$26,032.09**	**$27,763.57**	**$17,751.79**	**$16,856.44**	**$17,113.47**	**$19,481.71**	**$189,088.78**
NET OPERATING INCOME	$ -4,799.12	$3,474.94	$2,884.52	$ -4,771.41	$ -16,978.31	$ -11,317.23	$ -3,173.62	$ -7,203.17	$ -415.74	$ -6,826.51	$ -49,125.65
Other Expenses											
Penalties & settlements		3.00								3.00	$6.00
PY Tax Adjustment	-727.25										$ -727.25
Square Loan fee				6,450.00							$6,450.00
Suspense								0.00	169.79	145.69	$315.48
Vehicle expenses											$0.00
Parking & tolls				66.00	2.00						$68.00
Vehicle gas & fuel				68.46	86.28	148.01	67.47	65.56		82.23	$518.01
Total Vehicle expenses				**134.46**	**88.28**	**148.01**	**67.47**	**65.56**		**82.23**	**$586.01**
Total Other Expenses	**$ -727.25**	**$3.00**	**$0.00**	**$6,584.46**	**$88.28**	**$148.01**	**$67.47**	**$65.56**	**$169.79**	**$230.92**	**$6,630.24**
NET OTHER INCOME	**$727.25**	**$ -3.00**	**$0.00**	**$ -6,584.46**	**$ -88.28**	**$ -148.01**	**$ -67.47**	**$ -65.56**	**$ -169.79**	**$ -230.92**	**$ -6,630.24**

PS Bottle Shop, LLC

Profit and Loss

January - October, 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023	AUG 2023	SEP 2023	OCT 2023	TOTAL
NET INCOME	$ -4,071.87	$3,471.94	$2,884.52	$ -11,355.87	$ -17,066.59	$ -11,465.24	$ -3,241.09	$ -7,268.73	$ -585.53	$ -7,057.43	$ -55,755.89

PS Bottle Shop, LLC

Balance Sheet

As of October 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash in Drawer	-1,077.21
Checking (0921)	469.79
Credit in Transit (CIT)	3,444.43
Doordash CIT	0.00
Total Credit in Transit (CIT)	**3,444.43**
Total Bank Accounts	**$2,837.01**
Other Current Assets	
Inventory Asset	98,642.37
Total Other Current Assets	**$98,642.37**
Total Current Assets	**$101,479.38**
Fixed Assets	
Accumulated depreciation	-1,145.00
Furniture & fixtures	1,145.01
Improvements	2,477.56
Total Fixed Assets	**$2,477.57**
TOTAL ASSETS	**$103,956.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	11,701.20
Total Accounts Payable	**$11,701.20**
Credit Cards	
Amex CC Parent	77.93
Chris White 32006	-3,960.42
David L Marks	4,688.06
Gillian Fitzgerald 31016	3,105.74
Total Amex CC Parent	**3,911.31**
First Bank Credit Card	
First Bank - Chris 7854	3,770.91
First Bank - David 5746	2,638.16
Total First Bank Credit Card	**6,409.07**
Total Credit Cards	**$10,320.38**
Other Current Liabilities	
Courier Tips	959.76
Gift Card Liabilities	347.39
Sales tax to pay	1,695.48
Short-term loans from partners	0.00
Chris Loan	11,000.00

PS Bottle Shop, LLC

Balance Sheet

As of October 31, 2023

	TOTAL
Gillian Loans	0.00
Total Short-term loans from partners	**11,000.00**
Square Capital	39,546.34
Total Other Current Liabilities	**$53,548.97**
Total Current Liabilities	**$75,570.55**
Total Liabilities	**$75,570.55**
Equity	
Investments - Beth	15,000.00
Investments - Erick	20,000.00
Partner Equity	
Nicole Parker Equity	20,000.00
Owner Equity - Chris	19,687.62
Owner Equity - David	5,255.77
Owner Equity - Gillian	2,627.29
Owner Equity - Sierra	1,571.61
Total Partner Equity	**49,142.29**
Retained Earnings	0.00
Net Income	-55,755.89
Total Equity	**$28,386.40**
TOTAL LIABILITIES AND EQUITY	**$103,956.95**


PS Bottle Shop, LLC
Statement of Cash Flows
January - October, 2023


		Total
OPERATING ACTIVITIES		
Net Income		-55,755.89
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory Asset		-48,492.68
Accounts Payable (A/P)		4,106.78
Amex CC Parent		-35.00
Amex CC Parent:Chris White 32006		-1,139.93
Amex CC Parent:David L Marks		163.39
Amex CC Parent:Gillian Fitzgerald 31016		2,340.94
First Bank Credit Card:First Bank - Chris 7854		-340.55
First Bank Credit Card:First Bank - David 5746		292.26
Courier Tips		897.96
Gift Card Liabilities		-25.00
Sales tax to pay		-3,206.01
Short-term loans from partners:Chris Loan		-5,000.00
Short-term loans from partners:Gillian Loans		85.00
Square Capital		35,082.63
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	**15,270.21**
Net cash provided by operating activities	-$	**71,026.10**
INVESTING ACTIVITIES		
Improvements		-2,477.56
Net cash provided by investing activities	-$	**2,477.56**
FINANCING ACTIVITIES		
Partner Equity:Nicole Parker Equity		20,000.00
Partner Equity:Owner Equity - Chris		11,410.77
Partner Equity:Owner Equity - David		-2,589.23
Partner Equity:Owner Equity - Gillian		-1,991.71
Partner Equity:Owner Equity - Sierra		-796.68
Retained Earnings		7,966.85
Net cash provided by financing activities	$	**34,000.00**
Net cash increase for period	-$	**39,503.66**
Cash at beginning of period		42,340.67
Cash at end of period	$	**2,837.01**


Friday, Dec 08, 2023 11:57:25 AM GMT-8
